Management Report

Mr. MOMO
For the period ended May 31, 2022

Prepared on

June 17, 2022

Table of Contents

Profit and Loss

January - May, 2022

	Total
INCOME	
Food Sales	115,445.48
Sales of Product Income	39.00
Services	16,047.19
Total Income	**131,531.67**
COST OF GOODS SOLD	
Cost of Goods Sold	30,393.23
Food Purchases	7,838.96
Merchant Account Fees	1,227.30
Total Cost of Goods Sold	**39,459.49**
GROSS PROFIT	**92,072.18**
EXPENSES	
Advertising	2,787.54
Print	517.64
Total Advertising	**3,305.18**
commissions	557.00
education and training	99.44
Event Expense	922.90
Legal and professional fees	1,400.00
Meals & Entertainment	348.87
Misc. Expense	
Bank Service Charges	0.14
Total Misc. Expense	**0.14**
Professional Services	350.00
QuickBooks Payments Fees	284.20
Repairs and Maintenance	335.73
Salaries	100,595.08
Contract	3,180.00
Total Salaries	**103,775.08**
Software Expense	2,351.45
Supplies	
Disposable	3,631.97
Office	106.67
Total Supplies	**3,738.64**
Taxes	1,018.00
State	1,304.00
Total Taxes	**2,322.00**
Telephone	656.93
Truck Expense	
Fuel	4,714.39
Insurance	955.50
Repairs & Maintenance	550.33

	Total
Total Truck Expense	6,220.22
Uncategorized Expense	18.87
Total Expenses	**126,686.65**
NET OPERATING INCOME	-34,614.47
NET INCOME	$ -34,614.47

Balance Sheet

As of May 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase -8991	18,431.54
petty cash	100.00
Total Bank Accounts	**18,531.54**
Accounts Receivable	
Accounts Receivable (A/R)	770.83
Total Accounts Receivable	**770.83**
Other Current Assets	
Due from C & S Food & Catering	16,205.21
Uncategorized Asset	325.00
Total Other Current Assets	**16,530.21**
Total Current Assets	**35,832.58**
Fixed Assets	
Accumulated Depreciation	-10,000.00
Kitchen Equipment	4,552.00
Truck	25,000.00
Total Fixed Assets	**19,552.00**
TOTAL ASSETS	**$55,384.58**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase CC -7757	1,543.88
Costco Citi 3656	4,562.76
Total Credit Cards	**6,106.64**
Other Current Liabilities	
AZDOR Payable	469.88
Long Term Liabilities	
Loan - Subash Yadav (Manager)	8,617.89
Total Long Term Liabilities	**8,617.89**
Short Term Liabilities	
Loan - Ranjith Renukunta	734.10
Total Short Term Liabilities	**734.10**
Total Other Current Liabilities	**9,821.87**
Total Current Liabilities	**15,928.51**
Total Liabilities	**15,928.51**
Equity	
Equity	
Subash Yadav (100%)	100.00

	Total
Total Equity	100.00
Members Equity	72,450.24
Opening Balance Equity	1,520.30
Net Income	-34,614.47
Total Equity	**39,456.07**
TOTAL LIABILITIES AND EQUITY	**$55,384.58**

Mr. MOMO

Statement of Cash Flows
January - May, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-34,614.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-770.83
Due from C & S Food & Catering	21,376.68
Uncategorized Asset	-325.00
Chase CC -7757	1,543.88
Citi CC -3750 (deleted)	-848.69
Citi CC -3750 (deleted):Amir Maleki (deleted)	-671.61
Costco Citi 3656	3,752.03
AZDOR Payable	469.88
Long Term Liabilities:Loan - Subash Yadav (Manager)	-16,350.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**8,176.34**
Net cash provided by operating activities	**$ -26,438.13**
INVESTING ACTIVITIES	
Kitchen Equipment	-1,858.08
Net cash provided by investing activities	**$ -1,858.08**
FINANCING ACTIVITIES	
Opening Balance Equity	1,520.30
Net cash provided by financing activities	**$1,520.30**
NET CASH INCREASE FOR PERIOD	**$ -26,775.91**
Cash at beginning of period	45,307.45
CASH AT END OF PERIOD	**$18,531.54**